Exhibit 1
Operating and Financial Review for the period ended 30 June 2026
Six months ended 30 June 2026 compared with six months ended 30 June 2025
Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, like-for-like ("LFL"), headline operating profit, headline operating profit margin, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), adjusted operating cash flow, adjusted free cash flow, adjusted net cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which we define, explain the use of and reconcile to the nearest IFRS measures as relevant. Refer to the Non-GAAP information section of this Exhibit 1 of Form 6-K.
Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.
In the calculation of headline measures, judgement is required by management in determining which items are considered to be large, unusual and non-routine that are to be excluded.
The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Unless the context otherwise requires, the terms "Company", "Group", "Registrant", "we", "us", or "our" as used herein shall also mean WPP.
First half overview
Introduction
The Group's first-half performance is in line with our expectations. While legacy account losses continue to weigh, Q2 saw a further sequential improvement in LFL growth, highlighting the momentum we are building across the Company and demonstrating that our strategy to become the trusted growth partner for the world’s leading brands is beginning to deliver.

We are firmly on track with Phase 1 of our Elevate28 plan to stabilise the business. Our objective for the first half was to put in place the building blocks of the new organisational structure and this is now complete. We are successfully transitioning from a complex holding company to a single, integrated company - with four operating units across four regions, all underpinned by WPP Open, our agentic marketing platform, which enables and connects everything we do.

Organic growth remains our North Star. While the turnaround of our financial performance will take time to fully flow through, our strong new business wins and improved client retention, as well as progress on cost savings and portfolio actions, demonstrate that we are building a simpler, more competitive and higher-performing WPP.
Progress on Elevate28
Structural integration: launch of WPP Production, WPP Enterprise Solutions and unified WPP Creative
WPP has made significant progress in its transition from a holding company structure to a single, integrated operating model. Following the earlier consolidation of WPP Production, the company officially launched its unified, tech-powered WPP Enterprise Solutions unit on 1 July to capture high-growth demand for enterprise AI transformation. In addition, WPP Creative has restructured its legacy infrastructure into four regional P&Ls to enable greater interoperability and joint agency wins. Client delivery is now organised across four streamlined operating units, with common incentive models driving more effective cross-unit collaboration.

Technology advantage: scaling WPP Open, Open Intelligence and expanding frontier AI partnerships
WPP Open serves as WPP’s central operating platform, increasingly driving day-to-day workflows, automating high-volume creative, production and media activation. Open Intelligence, our AI-powered data layer, is being actively deployed, driving meaningful uplift in media performance for clients. In Q2, we expanded key strategic technology and data partnerships with Google, Meta, and AWS to integrate advanced predictive and generative AI tools directly into the platform. These integrations, including a predictive Cultural Intelligence Engine developed with Google Cloud, are already deployed in-market to help clients act ahead of shifting consumer trends.

Commercial momentum: new business success and enhanced retention
WPP's unified, tech- and data-enabled proposition has driven strong momentum in new business. Key first-half wins include consolidated mandates for The Estée Lauder Companies, Henkel, and Wendy's, alongside major integrated regional assignments in Latin America, Europe and Asia Pacific, as well as key retentions, including Skechers across multiple markets, Tesco in the UK and Central Europe, Huawei in China, L'Oréal in AUNZ, Uber in APAC and Deutsche Bahn in Germany.

Financial foundations: cost savings delivery and progress on asset disposals
We are on track to deliver £100m of in-year savings in 2026 as part of the broader Elevate28 programme targeting £500m in gross annualised cost savings by 2028, unlocking capital to support reinvestment into our primary growth engines. Furthermore, we have made progress on the rationalisation of our portfolio, with several non-core asset disposals. Based on activity to date we expect FY proceeds from disposal-related activity of over £200m. We continue to make progress on further potential asset disposals and will provide updates as appropriate.
Review of Group results from operations
Revenue
Revenue in the first half of 2026 was £6,373m, down by 4.4%, from £6,663m in the first half of 2025. Revenue by region is provided in Note 2 in Exhibit 2.
Costs of services, general and administrative costs
Costs of services decreased by 4.4% in the first half of 2026 to £5,568m from £5,826m in the first half of 2025. General and administrative costs decreased by 11.7% in the first half of 2026 to £544m from £616m in the first half of 2025.
Operating profit
Reported operating profit was £261m (H1 2025: £221m) at a reported operating profit margin of 4.1% (H1 2025: 3.3%) with the increase primarily due to lower impairment charges compared to prior period. There were no goodwill charges in the period (H1 2025: £116m). This was partially offset by reduced revenue in the first half by £290m and amortisation and impairment of acquired intangible assets of £26m (H1 2025: £32m) and property-related impairment charges of £22m (H1 2025: £5m). There were also restructuring costs of £83m (H1 2025: £40m), of which £59m is related to new Elevate28 charges and £24m is related to historical programmes, which reflects an expected ramp down of the prior period charges (H1 2025: £40m).
Headline operating profit was £398m (H1 2025: £412m), at a headline operating profit margin of 8.4% (H1 2025: 8.2%), 0.2 points higher on both a reported and LFL basis. This reflects a decrease in staff costs, including lower headline severance costs, and the impact of cost savings, which has offset the decline in revenue in the period (LFL decline of 3.2%).

Staff costs of £3,469m were down 5.9% compared to the prior period (H1 2025: £3,685m), due to a reduction in headcount associated with prior year cost actions as well as Elevate28 restructuring activity. There has also been lower headline severance costs in the period, which were £44m (H1 2025: £86m). This is offset by a rebuilding of our incentive pool with an increase in incentives which were £130m, up 120.3% compared to the prior period (H1 2025: £59m).

The average number of people in the Group in the first half was 97,490 compared to 105,958 in H1 2025. The total number of people as at 30 June 2026 was 97,388 compared to 104,083 as at 30 June 2025 and 98,655 as at 31 December 2025, which is a 1.3% reduction since the start of the year.

Establishment costs of £199m were down 9.1% compared to the prior period (H1 2025: £219m) driven by ongoing rationalisation of our property portfolio and consolidation of leases. IT costs of £319m were down 6.2% due to savings from Enterprise Technology costs, offset by stable spending on client technology, representing our continuing investment in WPP

Open, AI and data. Personal costs of £83m were down 15.3% driven by efficiencies in discretionary spend, and other operating expenses of £277m were broadly flat compared to the prior period.
Net finance costs
Net finance costs, defined as finance and investment income less finance cost (including the revaluation and retranslation of financial instruments), were £169m (H1 2025: £140m), including net charges of £34m (H1 2025: £11m) relating to the revaluation and retranslation of financial instruments.
Tax
The effective tax rate was 65.1% (H1 2025: 28.6%). The effective tax rate in the first half is higher than the prior corresponding period primarily due to a non-recurring benefit of credits from the successful resolution of a tax matter in the prior period.
Earnings per share (“EPS”) and dividend

Reported diluted EPS was 1.7p (H1 2025: 4.0p), a decrease of 57.5% due to higher reported net finance costs and a higher reported effective tax rate, partially offset by higher reported operating profit.

For 2026, the Board is declaring an interim dividend of 7.5p (H1 2025: 7.5p). The record date for the interim dividend is 9 October 2026, and the dividend will be payable on 2 November 2026.

Segmental and Regional Review

The following table gives details of revenue for our reportable segment, as well as like-for-like percentage changes from the corresponding prior year period, for the first half of 2026. Revenue, headline operating and reported profit by segment and region is provided in Note 2 in Exhibit 2.

	Reported Revenue change	Revenue Like-for-like change
Global Integrated Agencies	%	%
H1 2026	(4.4)%	(3.2)%
Cash Flow and Balance Sheet
The Group's unaudited condensed consolidated interim cash flow statement, balance sheet and notes as at 30 June 2026 are provided in Exhibit 2.
Reported net cash outflow from operating activities decreased to £660m (H1 2025: £1,036m outflow) due to the increase in reported operating profit and a lower working capital outflow. See Note 6 which appears in Exhibit 2 and the Non-GAAP information section within this exhibit for a reconciliation of adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow.
Adjusted operating cash outflow was £498m (H1 2025: £985m). The main driver of the lower cash outflow period on period was the £541m lower working capital outflow, slightly offset by higher non-headline cash items to £77m (H1 2025: £35m). Working capital was a net outflow of £807m (H1 2025: £1,348m), which includes a £180m benefit reflecting IFRS 9 amendments and also reflects the usual seasonality of client activity and timing of payments. Non-headline cash items includes £83m (H1 2025: £40m) of cash restructuring costs partially offset by £6m (H1 2025: £5m) of investment income received. Cash restructuring costs comprises £59m (H1 2025: nil) of Elevate28 costs and £24m (H1 2025: £40m) of hisotrical programme costs.
Adjusted free cash outflow was £725m, lower than prior period (H1 2025: £1,272m) predominantly due to lower adjusted operating cash outflow and lower tax payments. Adjusted net cash outflow of £790m (H1 2025: £1,491m) was lower than H1 2025 primarily due to higher disposal proceeds, lower acquisition payments (including for Barrows, MAP and Resolve) and lower share purchases.
As at 30 June 2026, the Group had total equity of £2,788m (31 December 2025: £2,772m).
Non-current assets of £10,904m were broadly flat (31 December 2025: £10,905m) with no significant changes in H1 2026.

Current assets of £12,671m decreased by £499m (31 December 2025: £13,170m), principally due to a decrease in cash and cash equivalents of £331m, and accrued income which decreased by £80m to £2,993m.
Current liabilities of £14,638m decreased by £197m (31 December 2025: £14,835m), principally due to trade and other payables which decreased by £829m, partially offset by an increase in current borrowings of £657m. The increase in current borrowings is due to €750m of 2.375% bonds maturing in May 2027 becoming current.
The decrease in accrued income and trade and other payables is primarily due to the seasonality of client activity and timing of payments, with the movement from December consistent with prior years.
Non-current liabilities of £6,149m (31 December 2025: £6,468m) decreased due to lower non-current borrowings, which is primarily due to €750m of 2.375% bonds becoming current, partially offset by the issuance of US$600m of 6.5% bonds. Further details on bond activity is below.
Recognised within total equity, other comprehensive income of £39m (H1 2025: £304m loss) for the period includes a £48m gain (H1 2025: £359m loss) for foreign exchange differences on translation of foreign operations, and a £13m loss (H1 2025: £88m gain) on the Group’s net investment hedges.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 30 June 2026, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

At 30 June 2026, WPP Finance 2010 had in issue $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

At 30 June 2026, WPP 2025 LLC had in issue $600 million of 6.5% bonds due March 2036, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

In the event that WPP Finance 2010 or WPP 2025 LLC fail to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010 and WPP 2025 LLC.

Basis of Presentation

The summarised financial information below is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated. Investments in and equity in the earnings of our non-guarantor subsidiaries, which are not members of the obligor group, have been excluded from the summarised financial information. The obligor group’s amounts due to, amounts due from and transactions with non-guarantor subsidiaries have been presented in separate line items, if they are material to the obligor financials.

The issuers and guarantors of the applicable bonds (issuers and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarised financial information is prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to the adoption of Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010, WPP 2025 LLC and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.

Summarised income statement information for WPP Finance 2010 (issuer), WPP plc (parent guarantor) and Applicable Subsidiary Guarantors (the “obligor group”)

For the six months ended 30 June 2026
£m
Revenue	—
Costs of services	—
Gross profit	—
Administrative income due from non-guarantors	144
Earnings from associates - after interest and tax	—
Finance and investment income from non-guarantors	126
Finance costs to non-guarantors	(365)
Loss for the period[1]	(303)
1 Due to limited disclosure requirements, Loss for the period does not represent the balance of individual items disclosed in the table.

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc (parent guarantor) and Applicable Subsidiary Guarantors (the “obligor group”)

At 30 June 2026
£m
Due from Non-Guarantors-long term	2,896
Non-current assets	3,350
Due from Non-Guarantors-short term	1,155
Current assets	1,311
Due to Non-Guarantors-short term	(15,892)
Current Liabilities	(16,037)
Due to Non-Guarantors-long term	—
Non-current liabilities	(456)

Summarised income statement information for WPP 2025 LLC (issuer), WPP plc (parent guarantor) and Applicable Subsidiary Guarantors (the “obligor group”)

For the six months ended 30 June 2026
£m
Revenue	—
Costs of services	—
Gross profit	—
Administrative income due from non-guarantors	144
Earnings from associates - after interest and tax	—
Finance and investment income from non-guarantors	125
Finance costs to non-guarantors	(371)
Loss for the period[1]	(305)
1 Due to limited disclosure requirements, Loss for the period does not represent the balance of individual items disclosed in the table.

Summarised balance sheet information for WPP 2025 LLC (issuer), WPP plc (parent guarantor) and Applicable Subsidiary Guarantors (the “obligor group”)

At 30 June 2026
£m
Due from Non-Guarantors-long term	3,356
Non-current assets	3,810
Due from Non-Guarantors-short term	1,129
Current assets	1,286
Due to Non-Guarantors-short term	(16,106)
Current Liabilities	(16,256)
Due to Non-Guarantors-long term	—
Non-current liabilities	(671)

WPP 2025 LLC has entered into an internal support arrangement with its parent company pursuant to which the parent company has agreed to make certain payments on behalf of WPP 2025 LLC to satisfy its obligations under the indenture governing the applicable bond. This arrangement was established primarily for administrative and operational reasons, including the facilitation of payments. While the arrangement provides economic support, it does not confer enforcement rights on holders of the applicable bond against the parent company and is not reflected as a guarantee.

NON-GAAP INFORMATION
As introduced on page 1, the following are the Group’s Non-GAAP performance measures.
The Group presents alternative performance measures, including constant currency, like-for-like, headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, adjusted net debt and average adjusted net debt, adjusted operating cash flow, adjusted free cash flow, adjusted net cash flow, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates. They are used by management for internal performance analyses. The presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies, and these measures are useful in connection with discussions with the investment community.

In the calculation of headline measures, judgment is required by management in determining which items are considered to be large, unusual and non-recurring to be excluded.

The exclusion of certain adjusting items may result in headline measures being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline measures. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Constant currency
These condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one period to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2026 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.
Like-for-like
Management also believes that discussing like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.
The following table reconciles reported revenue growth for the six months ended 30 June 2026 and 2025, including like-for-like revenue growth for the same periods.

	Revenue	Six months ended 30 June
	£m	%
2025 Reported	6,663
Impact of exchange rate changes	(73)	(1.1)%
Impact of acquisitions and disposals	(7)	(0.1)%
Like-for-like growth	(210)	(3.2)%
2026 Reported	6,373	(4.4)%
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring costs, property-related restructuring costs, other transaction costs, and other legal provision charges/gains.

Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in Note 3 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, and are components of operating profit.
A tabular reconciliation of profit before taxation to headline operating profit is provided in Note 11 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2.

Headline PBIT
Headline PBIT is one of the metrics that management uses to assess the performance of the business.
Headline PBIT is calculated as profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring costs, property-related restructuring costs, other transaction costs, and legal provision charge/(gains) and share of adjusting and other items for associates.

A tabular reconciliation of profit before taxation to headline PBIT is shown below.

	Six months ended 30 June 2026	Six months ended 30 June 2025
	£m	£m
Profit before taxation	106	98
Finance and investment income	(39)	(49)
Finance costs	174	178
Revaluation and retranslation of financial instruments	34	11
Profit before interest and taxation	275	238
Goodwill impairment	—	116
Impairment of investments in associates	2	—
Property-related impairment charges	22	5
Amortisation and impairment of acquired intangible assets	26	32
Restructuring costs[1]	83	40
Losses/(gains) on disposal of investments and subsidiaries	4	(2)
Headline PBIT	412	429
1 Prior year comparative has been re-presented to include Property-related restructuring costs excluding impairment, that was previously presented separately.
Headline PBT
Headline PBT is one of the metrics that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, impairment of investments in associates, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring costs, property-related restructuring costs, other transaction costs, legal provision charges/(gains), share of adjusting and other items of associates, and revaluation and retranslation of financial instruments.
A tabular reconciliation of profit before taxation to headline PBT is shown below.

Reconciliation of profit before taxation to headline PBT:

	Six months ended 30 June 2026	Six months ended 30 June 2025
	£m	£m
Profit before taxation	106	98
Goodwill impairment	—	116
Impairment of investments in associates	2	—
Amortisation and impairment of acquired intangible assets	26	32
Property-related impairment charges	22	5
Restructuring costs[1]	83	40
Losses/(gains) on disposal of investments and subsidiaries	4	(2)
Revaluation and retranslation of financial instruments	34	11
Headline PBT	277	300
1 Prior year comparative has been re-presented to include Property-related restructuring costs excluding impairment, that was previously presented separately.

Headline PBT is a metric that management use to assess the performance of the business.

Adjusted operating cash flow, Adjusted free cash flow and Adjusted net cash flow

Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage, and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets.

The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent and deferred consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets.

Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition related payments, dividends to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.

Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

A tabular reconciliation of cash used by operations to adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow is as follows:

	Six months ended 30 June 2026	Six months ended 30 June 2025
	£m	£m
Net cash outflow from operating activities	(660)	(1,036)
Corporation and overseas tax paid	120	168
Interest paid on lease liabilities	47	50
Other interest and similar charges paid	129	117
Interest received	(44)	(24)
Investment income	(6)	(5)
Dividends from associates	(26)	(15)
Contingent consideration liability payments recognised in operating activities	5	13
Cash used by operations	(435)	(732)
Purchase of property, plant and equipment	(34)	(42)
Purchase of intangible assets	(51)	(46)
Repayment of lease liabilities	(117)	(120)
Interest paid on lease liabilities	(47)	(50)
Investment income	6	5
IFRS 9 amendments impact to working capital	180	—
Adjusted operating cash flow	(498)	(985)
Corporation and overseas tax paid	(120)	(168)
Other interest and similar charges paid	(129)	(117)
Interest received	44	24
Dividends from associates	26	15
Contingent consideration liability payments	(14)	(15)
Dividends paid to non-controlling interests in subsidiary undertakings	(34)	(26)
Adjusted free cash flow	(725)	(1,272)
Net disposal proceeds	64	6
Net initial acquisition payments	(109)	(133)
Share purchases	(20)	(92)
Adjusted net cash flow	(790)	(1,491)

Adjusted net debt and Average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Company. Adjusted net debt at a period end is defined as cash and cash equivalents, bank overdrafts and borrowings due within one year, borrowings due after one year and derivative financial instruments hedging debt items.

£ million	30 June 2026[1]	31 December 2025	30 June 2025
Cash and cash equivalents	2,363	2,694	1,437
Borrowings due within one year	(1,479)	(822)	(936)
Borrowings due after one year	(3,866)	(4,114)	(3,845)
Derivative financial instruments	47	75	83
Adjusted net debt	(2,935)	(2,167)	(3,261)
Average adjusted net debt	(3,304)	(3,404)	(3,383)
1 The Group adopted the IFRS 9 amendments effective 1 January 2026. This increased cash and cash equivalents and reduced adjusted net debt by £180 million as at 1 January 2026. Refer to Note 1 Basis of preparation for further details. As at 30 June 2026, the impact of the amendments was that cash and cash equivalents were higher and adjusted net debt was lower by £125 million. The 12-month rolling average adjusted net debt as at 30 June 2026 was £114 million lower, calculated by applying the IFRS 9 amendments for the period 1 July 2025 to 30 June 2026.

Adjusted net debt excludes lease liabilities, contingent and deferred consideration liabilities in respect of the Group’s mergers and acquisitions activities. Average adjusted net debt is calculated as the average of the Group’s monthly adjusted net debt. Average adjusted net debt for 30 June 2026 and 30 June 2025 represents the average for the twelve month period ended 30 June 2026 and 30 June 2025 respectively. Average adjusted net debt for 31 December 2025 represents the average for the twelve month period ended 31 December 2025.

Components of earnings from associates
Management reviews the 'earnings from associates' by assessing the underlying component movements including share of profit before interest and taxation of associates, share of adjusting and other items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit, as with subsidiaries.
The following table is an analysis of 'earnings from associates'and underlying component movements:

	Six months ended 30 June 2026	Six months ended 30 June 2025
	£m	£m
Share of profit before interest and taxation of associates	17	19
Share of adjusting and other items of associates	—	—
Share of interest and non-controlling interests of associates	2	3
Share of taxation of associates	(5)	(5)
Earnings from associates	14	17